

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy Metaverse Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 7, 2023**
> **File No. 333-268553**

Dear Haogang Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

Form F-1/A

Dilution, page 62

1.   We note your table on page 65. Please explain why the total consideration received is $11,112,228. In this respect, it appears that the total consideration received is $22,112,228.

Consolidated Financial Statements
Note 12. Subsequent Events, page F-27

2.   Please clarify your disclosures that state "All of the $1.5 million was at the end of November 2022."

3.   Please revise to disclose in this section that on February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd ("Anguo"), Anjiu Jiheng Enterprise Management Co., Ltd ("Anjiu"), and Anling Management Co., Ltd ("Anling"), pursuant to which you issued 740,829, 740,829, and 444,497 ordinary shares of the Company, par value US$0.000002, to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.1 million (RMB65,000,000).

      You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Yarona L. Yieh